October 4, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Kevin Rupert

Re: SEC Staff financial statement review comments for the registered investment companies in the Legg Mason Fund Complex

Dear Mr. Rupert:

We are responding to your comments issued via telephone on August 15, 2011 concerning the financial statements of registered investment companies within the Legg Mason Fund Complex (the “Funds”) filed with the SEC in Form N-CSR. For your convenience, we have repeated your comments (displayed in italics) immediately before our responses.

Based on our consideration of the Staff’s comments, and as set forth in our responses below, we intend to make the relevant filings and amend our financial statement disclosures similar to those proposed herein for future annual and/or quarterly (as applicable) filings.

Comment #1

The following funds appear to have ceased operations but did not formally deregister with the SEC by filing form N-8F. Please file form N-8F.

1.	Legg Mason Light Street Trust (811-08943)

2.	LMP Trust II (811-04007)

Response: The Funds will make the requested filings.

Comment #2

Management’s Discussion of Fund Performance contained in the Legg Mason Battery March S&P 500 Index Fund should address the use of derivatives. See Letter to the Investment Company Institute, “Derivatives-Related Disclosures by Investment Companies”. Please incorporate this comment in future N-CSR filings for this fund.

Response: The Fund will include additional disclosure in Management’s Discussion of Fund Performance regarding its use of derivatives when the use of derivatives materially impacts the Fund’s performance during the reporting period.

Comment #3

Please reduce the number of expense ratios presented in the financial highlights to include only the gross expense ratio and the net expense ratio. Too many expense ratios can be confusing for investors. For example, the Legg Mason ClearBridge Equity Income Builder Fund contains 4 expense ratios in the financial Highlights. This comment applies to all funds and can be incorporated into future filings.

Response: We will review the expense ratios presented in the Funds’ financial highlights and reduce the number of expense ratios where appropriate.

Comment #4

The security descriptions for Variable Rate Demand Notes (“VRDNs”) frequently include a reference to a letter of credit (“LOC”) with a third party bank or financial institution. For example, see the schedule of investments for the Western Asset Municipal Money Market Fund. The Staff recommends including additional disclosure that conveys the risk exposure to these third party banks or financial institutions referenced in the security descriptions contained in your municipal money market funds’ schedules of investments. Please include the additional disclosure in future filings of financial statements.

Response: The security descriptions presented in the schedule of investments for VRDNs, includes a description of the credit enhancement and the name of the financial institution providing the credit enhancement, when applicable. In response to the SEC Staff’s comment, we will be adding the following highlighted language in the existing note to the financial statements for our municipal money market funds concerning credit and market risk:

Credit and market risk. The Fund may invest in instruments specifically structured so that they are eligible for purchase by money market funds, including securities that have demand, tender or put features, or interest rate reset features. Structured instruments may take the form of participation interests or receipts in underlying securities or other assets and in some cases are backed by a financial institution serving as a liquidity provider. Demand features are often issued by third party financial institutions, generally domestic and foreign banks, and by brokerage firms or insurance companies. Frequently, floating rate and variable rate obligations are secured by letters of credit or other credit support arrangements provided by banks. Accordingly, the credit quality and liquidity of a fund’s investments may be dependent in part on the credit quality of the institutions supporting the fund’s investments and changes in the credit quality of these institutions could cause losses to a fund and affect its share price. Some of these instruments may have an interest rate swap feature which substitutes a floating or variable interest rate for the fixed interest rate on an underlying security, and some may be asset-backed or mortgage-backed securities. Structured instruments are a type of derivative instrument and the payment and credit qualities of these instruments derive from the assets embedded in the structure.

Comment #5

Money market funds are required to include the maturity dates as part of the security description when presenting investments in the schedule of investments. The Staff recommends including the earlier of the legal maturity date or the earliest date in which the fund can unconditionally put the security back to the issuer or liquidity provider. This date is the same date that will be used in the weighted average life calculation. Please incorporate this comment in future filings.

Response: The Funds currently include the legal maturity dates for our VRDNs. In addition, the Funds include a footnote indicating that the security has a demand feature under which the Fund can tender the security back to the issuer or liquidity provider on no more than 7 days notice. We believe these current disclosures address the Staff’s comment.

We acknowledge that, with respect to filings made by the Funds with the Commission and reviewed by the Staff: (a) the Funds are responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (c) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please call Richard F. Sennett (410-454-2220) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

Richard F. Sennett
Managing Director
Global Fiduciary Platform
Legg Mason & Co. LLC

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